UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 18, 2025, Jeffs’ Brands Ltd issued a press release titled “Jeffs’ Brands Enters the Logistics Center Market by Closing Strategic Acquisition of a U.S. Company that Operates a U.S. Based Logistics Center” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

This Report on Form 6-K (excluding the second paragraph in Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-285030) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated March 18, 2025, titled “Jeffs’ Brands Enters the Logistics Center Market by Closing Strategic Acquisition of a U.S. Company that Operates a U.S. Based Logistics Center”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 18, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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